Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2014	September 30 2015
Assets
Current assets:
Cash and cash equivalents (note 12)	$565.0	$495.7
Accounts receivable (note 5)	693.5	643.7
Inventories (note 6)	719.0	848.7
Income taxes receivable	11.4	12.3
Assets classified as held-for-sale	28.3	27.6
Other current assets (note 4)	87.0	63.8
Total current assets	2,104.2	2,091.8

Property, plant and equipment (note 7)	312.4	324.6
Goodwill	19.5	19.5
Intangible assets	35.2	31.7
Deferred income taxes	37.3	44.5
Other non-current assets (note 4)	75.0	91.5
Total assets	$2,583.6	$2,603.6

Liabilities and Equity
Current liabilities:
Borrowings under revolving credit facilities (note 8)	$—	$25.0
Current portion of long-term debt and finance lease obligations (notes 4 & 8)	—	27.8
Accounts payable	730.9	767.5
Accrued and other current liabilities	259.6	268.5
Income taxes payable	14.5	27.6
Current portion of provisions	49.3	21.7
Total current liabilities	1,054.3	1,138.1

Long-term debt and finance lease obligations (notes 4 & 8)	—	231.2
Pension and non-pension post-employment benefit obligations	99.2	87.8
Provisions and other non-current liabilities	18.1	28.7
Deferred income taxes	17.1	31.5
Total liabilities	1,188.7	1,517.3

Equity:
Capital stock (note 9)	2,609.5	2,089.4
Treasury stock (note 9)	(21.4)	(13.6)
Contributed surplus	677.1	842.0
Deficit	(1,845.3)	(1,790.5)
Accumulated other comprehensive loss	(25.0)	(41.0)
Total equity	1,394.9	1,086.3
Total liabilities and equity	$2,583.6	$2,603.6

Contingencies (note 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Revenue	$1,423.1	$1,408.5	$4,207.0	$4,124.3
Cost of sales (note 6)	1,317.5	1,307.4	3,906.1	3,834.5
Gross profit	105.6	101.1	300.9	289.8
Selling, general and administrative expenses (SG&A)	48.8	50.2	157.4	155.7
Research and development	5.2	5.3	14.7	16.7
Amortization of intangible assets	2.6	2.3	8.1	6.9
Other charges (recoveries) (note 10)	6.1	11.9	(0.3)	21.5
Earnings from operations	42.9	31.4	121.0	89.0
Finance costs	0.7	2.1	2.1	3.7
Earnings before income taxes	42.2	29.3	118.9	85.3
Income tax expense (recovery) (note 11):
Current	7.9	10.9	5.7	24.0
Deferred	(0.1)	7.5	0.6	6.5
	7.8	18.4	6.3	30.5
Net earnings for the period	$34.4	$10.9	$112.6	$54.8

Basic earnings per share	$0.19	$0.08	$0.63	$0.34

Diluted earnings per share	$0.19	$0.08	$0.62	$0.34

Shares used in computing per share amounts (in millions):
Basic	177.5	143.0	179.3	160.1
Diluted	179.6	145.3	181.3	162.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Net earnings for the period	$34.4	$10.9	$112.6	$54.8
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Actuarial gains on pension and non-pension post-employment benefit plans (note 10)	2.3	—	2.3	—
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(5.0)	0.4	(5.4)	(1.4)
Changes from derivatives designated as hedges	(4.2)	(14.9)	6.6	(14.6)
Total comprehensive income (loss) for the period	$27.5	$(3.6)	$116.1	$38.8

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2014	$2,712.0	$(12.0)	$681.7	$(1,965.4)	$(14.3)	$1,402.0
Capital transactions (note 9):
Issuance of capital stock	17.2	—	(9.8)	—	—	7.4
Repurchase of capital stock for cancellation	(100.1)	—	34.2	—	—	(65.9)
Purchase of treasury stock	—	(23.9)	—	—	—	(23.9)
Stock-based compensation and other	—	11.0	12.9	—	—	23.9
Total comprehensive income:
Net earnings for the period	—	—	—	112.6	—	112.6
Other comprehensive income (loss), net of tax:
Actuarial gains on pension and non-pension post-employment plans (note 10)	—	—	—	2.3	—	2.3
Currency translation differences for foreign operations	—	—	—	—	(5.4)	(5.4)
Changes from derivatives designated as hedges	—	—	—	—	6.6	6.6
Balance — September 30, 2014	$2,629.1	$(24.9)	$719.0	$(1,850.5)	$(13.1)	$1,459.6

Balance — January 1, 2015	$2,609.5	$(21.4)	$677.1	$(1,845.3)	$(25.0)	$1,394.9
Capital transactions (note 9):
Issuance of capital stock	8.1	—	(5.0)	—	—	3.1
Repurchase of capital stock for cancellation	(528.2)	—	157.8	—	—	(370.4)
Purchase of treasury stock	—	(8.2)	—	—	—	(8.2)
Stock-based compensation and other	—	16.0	12.1	—	—	28.1
Total comprehensive income:
Net earnings for the period	—	—	—	54.8	—	54.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(1.4)	(1.4)
Changes from derivatives designated as hedges	—	—	—	—	(14.6)	(14.6)
Balance — September 30, 2015	$2,089.4	$(13.6)	$842.0	$(1,790.5)	$(41.0)	$1,086.3

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Cash provided by (used in):
Operating activities:
Net earnings for the period	$34.4	$10.9	$112.6	$54.8
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	17.3	17.0	50.9	50.5
Equity-settled stock-based compensation	5.2	8.2	22.5	26.8
Other charges (recoveries)	6.4	(0.3)	6.3	3.7
Finance costs	0.7	2.1	2.1	3.7
Income tax expense	7.8	18.4	6.3	30.5
Other	2.3	(0.2)	(12.4)	(8.8)
Changes in non-cash working capital items:
Accounts receivable	50.4	26.1	(36.3)	49.8
Inventories	6.7	(30.6)	42.0	(129.7)
Other current assets	1.6	41.0	5.0	40.7
Accounts payable, accrued and other current liabilities and provisions	(24.8)	(63.1)	(15.9)	(5.3)
Non-cash working capital changes	33.9	(26.6)	(5.2)	(44.5)
Net income taxes paid	(4.9)	(4.7)	(19.6)	(12.4)
Net cash provided by operating activities	103.1	24.8	163.5	104.3

Investing activities:
Purchase of computer software and property, plant and equipment (a)	(9.7)	(15.6)	(44.7)	(46.8)
Proceeds from sale of assets	0.1	1.8	0.6	2.2
Deposit on anticipated sale of real property (note 7)	—	11.2	—	11.2
Advances to solar supplier (note 4)	—	(7.3)	—	(28.3)
Net cash used in investing activities	(9.6)	(9.9)	(44.1)	(61.7)

Financing activities:
Borrowings under revolving credit facilities and term loan (note 8)	—	—	—	275.0
Repayments under term loan (note 8)	—	(6.2)	—	(6.2)
Issuance of capital stock (note 9)	1.1	0.5	7.4	3.1
Repurchase of capital stock for cancellation (note 9)	(10.8)	—	(67.0)	(370.2)
Purchase of treasury stock (note 9)	(23.9)	(8.2)	(23.9)	(8.2)
Finance costs paid	(0.8)	(2.1)	(2.0)	(5.4)
Net cash used in financing activities	(34.4)	(16.0)	(85.5)	(111.9)

Net increase (decrease) in cash and cash equivalents	59.1	(1.1)	33.9	(69.3)
Cash and cash equivalents, beginning of period	519.1	496.8	544.3	565.0
Cash and cash equivalents, end of period	$578.2	$495.7	$578.2	$495.7

(a) Additional equipment of $8.9 and $17.1 was acquired through a finance lease in the third quarter and first nine months of 2015, respectively. See note 4.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of aerospace and defense, industrial, healthcare, energy, and semiconductor equipment), Servers, and Storage end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2015 and our financial performance, comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2015.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on October 20, 2015.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amount of our cash generating units (CGUs) (we define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets), which includes estimating future growth, profitability and discount rates; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2014 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the third quarter of 2015 from those described in the notes to our 2014 annual audited consolidated financial statements. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

Recently issued accounting pronouncements:

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The IASB recently confirmed a one-year deferral of this standard, which will now be effective January 1, 2018 and allows early adoption. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.             SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business, program completions or losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, changes in customer demand, and the seasonality of our business. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors, the level of outsourcing by customers (including decisions to insource), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Communications	40%	41%	40%	40%
Consumer	5%	3%	5%	3%
Diversified	29%	30%	28%	29%
Servers	9%	8%	10%	10%
Storage	17%	18%	17%	18%

Customers:

For the third quarter and first nine months of 2015, we had two customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2014 — three customers).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

4.             SOLAR INVESTMENTS

In March 2015, we entered into a supply agreement with an Asian-based solar cell supplier that includes a commitment by us to provide cash advances of up to $36.0 to help this supplier expand its manufacturing operations into Malaysia. This agreement has an initial term of three and a half years, subject to automatic renewal for successive one-year terms unless either party provides a notice of intent not to renew. As of September 30, 2015, we had advanced $28.3 of this amount, which we have recorded as other current assets of $18.0 and other non-current assets of $10.3 in our balance sheet as of September 30, 2015. The remaining committed cash amounts are scheduled to be advanced during the fourth quarter of 2015, and all such cash advances are scheduled to be repaid by this supplier through quarterly repayment installments starting in the fourth quarter of 2015 and continuing through the end of 2017.

In April 2015, we entered into a five-year agreement to lease manufacturing equipment valued at up to $20.0 to be used in our solar operations in Asia. As of September 30, 2015, we recorded lease obligations totaling $17.1, consisting of short-term obligations of $2.8 and long-term obligations of $14.3, related to the manufacturing equipment we received as of such date. Our lease payments are due quarterly and commence in January 2016. This lease qualifies as a finance lease under IFRS. See note 8.

5.             ACCOUNTS RECEIVABLE

We have an accounts receivable sales agreement to sell up to $250.0 at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to three third-party banks. Each of these banks had a Standard and Poor’s long-term rating of BBB+ or above and short-term rating of A-2 or above at September 30, 2015. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2016 under specified circumstances), but may be terminated earlier as provided in the agreement. At September 30, 2015, we had sold $50.0 of accounts receivable under this facility (December 31, 2014 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record in finance costs in our consolidated statement of operations.

6.             INVENTORIES

We record our inventory provisions and valuation recoveries in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down to net realizable value. We recorded net inventory provisions of $0.5 and $4.7 for the third quarter and first nine months of 2015, respectively (third quarter and first nine months of 2014 — $0.7 and $5.5, respectively). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.             SALE AGREEMENT WITH RESPECT TO REAL PROPERTY IN TORONTO

On July 23, 2015, we entered into an agreement of purchase and sale (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. If the transaction is completed, the purchase price will be approximately $137 million Canadian dollars ($102.0 at period-end exchange rates), exclusive of applicable taxes and subject to adjustment in accordance with the terms of the Property Sale Agreement, including for certain density bonuses and other adjustments in accordance with usual commercial practice.

Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 at period-end exchange rates), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals and is currently anticipated to occur within approximately two years, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash ($39.8 at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars ($51.0 at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. We have recorded the cash deposit in other non-current liabilities on our consolidated balance sheet and as cash provided by investing activities in our consolidated statement of cash flows.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

As part of the Property Sale Agreement, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for Celestica’s new corporate headquarters, on commercially reasonable arm’s-length terms. There can be no assurance that this transaction will be completed within two years or at all.

Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Gerald Schwartz, a controlling shareholder and director of Celestica, has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser. Given the interest in the transaction by a related party, our board of directors formed a Special Committee, consisting solely of independent directors, which retained its own independent legal counsel, to review and supervise a competitive bidding process. The Special Committee, after considering, among other factors, that the purchase price for the property exceeded the valuation provided by an independent appraiser, determined that the Property Purchaser’s transaction terms are in the best interests of Celestica. Our board of directors, at a meeting where Mr. Schwartz was not present, approved the transaction based on the unanimous recommendation of the Special Committee.

8.             CREDIT FACILITIES AND LONG-TERM DEBT

Our $300.0 revolving credit facility was scheduled to mature in October 2018. In order to fund a portion of our share repurchases under the substantial issuer bid (the SIB) completed in June 2015, we amended this facility in May 2015 to add a non-revolving term loan component (the Term Loan) in the amount of $250.0 (in addition to the previous revolving credit limit of $300.0), and to extend the maturity of the entire facility to May 2020. We funded the SIB using the proceeds of the Term Loan, $25.0 drawn on the revolving portion of the credit facility (the Revolving Facility), and $75.0 of available cash on hand. See note 9. At September 30, 2015, $268.8 was outstanding under the credit facility (December 31, 2014 — no amounts outstanding), comprised of $25.0 under the Revolving Facility and $243.8 under the Term Loan.

The Revolving Facility has an accordion feature that allows us to increase the $300.0 limit by an additional $150.0 on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 swing line, subject to the overall credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio.

We are required to comply with certain restrictive covenants in respect of the facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of a default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The following table sets forth, for the periods indicated, our long-term debt and finance lease obligations:

	December 31 2014	September 30 2015
Term loan	$—	$243.8
Less: unamortized debt issuance costs	—	(1.9)
	—	241.9
Finance lease obligations	—	17.1
	—	259.0
Less: current portion of long-term debt and finance lease obligations	—	27.8
Long-term debt and finance lease obligations	$—	$231.2

We incurred debt issuance costs of $2.1 in the second quarter of 2015 in connection with the amendment of the credit facility, which we recorded as an offset against the proceeds from the Term Loan, and such costs are deferred and amortized over the term of the Term Loan using the effective interest rate method.

The Term Loan requires quarterly principal repayments until its maturity. At September 30, 2015, the mandatory principal repayments of the Term Loan were as follows:

Years ending December 31	Amount
2015	$6.3
2016	25.0
2017	25.0
2018	25.0
2019	25.0
2020 (to maturity in May 2020)	137.5

We are permitted to make additional voluntary repayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required in specified circumstances. Repaid amounts on the Term Loan may not be re-borrowed.

At September 30, 2015, we were in compliance with all applicable restrictive and financial covenants under the credit facility. Commitment fees paid in the third quarter and first nine months of 2015 were $0.3 and $0.9, respectively (third quarter and first nine months of 2014 — $0.5 and $1.5, respectively). At September 30, 2015, we had $28.1 (December 31, 2014 — $28.5) outstanding in letters of credit under this facility.

We also have a total of $70.0 of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2015 or December 31, 2014.

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

9.             CAPITAL STOCK

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to normal course issuer bids (NCIBs), which allow us to repurchase a limited number of subordinate voting shares during a specified period, and from time to time pursuant to substantial issuer bids, including the SIB described below. As part of the NCIB process, we have entered into Automatic Share Purchase Plans (ASPPs) with brokers, that allow such brokers to purchase our subordinate voting shares in the open market on our behalf, for cancellation under our NCIBs (including during any applicable trading blackout periods). In addition, we have entered into program share repurchases (PSRs) as part of the NCIB process, pursuant to which we make a prepayment to a broker in consideration for the right to receive a variable number of subordinate voting shares upon such

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

PSR’s completion. Under such PSRs, the price and number of subordinate voting shares to be repurchased by us is determined based on a discount to the volume weighted-average market price of our subordinate voting shares during the term of the PSR, subject to certain terms and conditions. The subordinate voting shares repurchased under any PSR are cancelled upon completion of each PSR under the NCIB. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of such NCIB to satisfy obligations under our stock-based compensation plans.

In August 2014, we completed an NCIB launched in August 2013 (the 2013 NCIB), which allowed us to repurchase, at our discretion, up to approximately 9.8 million subordinate voting shares in the open market, or as otherwise permitted. During the third quarter of 2014, we completed a PSR under the 2013 NCIB and repurchased and cancelled 1.4 million subordinate voting shares for $17.0 (funded in the second quarter of 2014). In addition, we paid $3.4 (including transaction fees) during the third quarter of 2014 to repurchase and cancel 0.3 million subordinate voting shares under the 2013 NCIB at a weighted average price of $10.70 per share. During the first nine months of 2014, we paid an aggregate of $59.6 (including transaction fees) to repurchase and cancel a total of 5.5 million subordinate voting shares under the 2013 NCIB at a weighted average price of $10.82 per share, including the repurchase and cancellation of 4.0 million subordinate voting shares under two PSRs for $44.1 ($27.1 paid in the first quarter of 2014 and $17.0 paid in the second quarter of 2014).

On September 9, 2014, the TSX accepted our notice to launch a new NCIB (the 2014 NCIB), which allowed us to repurchase, at our discretion, until the earlier of September 10, 2015 or the completion of purchases thereunder, up to approximately 10.3 million subordinate voting shares (representing approximately 5.8% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids. During the third quarter of 2014, we paid $7.4 (including transaction fees) to repurchase and cancel 0.7 million subordinate voting shares under the 2014 NCIB, at a weighted average price of $10.56 per share. At September 30, 2014, we recorded a liability of $8.7, representing the estimated cash required to repurchase 0.9 million subordinate voting shares available for purchase under an ASPP we entered into with a broker. We did not repurchase any shares under the 2014 NCIB in the third quarter of 2015. During the first nine months of 2015, we repurchased and cancelled a total of 6.1 million subordinate voting shares for $69.8 (including transaction fees) under the 2014 NCIB, including under a PSR for which we had funded $50.0 in December 2014, at a weighted average price of $11.46. The 2014 NCIB expired in September 2015.

In the second quarter of 2015, we launched and completed the SIB, pursuant to which we repurchased and cancelled approximately 26.3 million subordinate voting shares at a price of $13.30 per share (for an aggregate purchase price of $350.0), representing approximately 15.5% of our total multiple voting shares and subordinate voting shares issued and outstanding prior to completion of the SIB. We also recorded $0.9 in transaction-related costs. We funded the share repurchases with the proceeds of the Term Loan, $25.0 drawn on the Revolving Facility, and $75.0 of cash on hand. See note 8.

We grant share unit awards to employees under our stock-based compensation plans. Under one of our stock-based compensation plans, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to settle awards in either cash or subordinate voting shares (absent such permitted election, grants will be settled in subordinate voting shares, which we may purchase in the open market or issue from treasury, subject to certain limits). From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. During the third quarter of 2015, we paid $8.2 (including transaction fees) for the trustee’s purchase of 0.7 million subordinate voting shares in the open market (outside of any NCIB period) for our stock-based compensation plans (third quarter of 2014 — $23.9 paid to purchase 2.2 million subordinate voting shares). We did not purchase any subordinate voting shares in the open market to satisfy delivery requirements under our stock-based compensation plans during the first half of either 2015 or 2014. At September 30, 2015, the trustee held 1.2 million subordinate voting shares for this purpose, having a value of $13.6 (December 31, 2014 — 2.0 million subordinate voting shares with a value of $21.4).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the nine months ended September 30, 2015:

Number of awards (in millions)	Options	RSUs	PSUs (i)

Outstanding at December 31, 2014	3.3	3.4	6.1
Granted (i)	0.3	2.2	2.1
Exercised or settled (ii)	(0.4)	(1.4)	(0.5)
Forfeited or expired	(0.2)	(0.1)	(1.5)
Outstanding at September 30, 2015	3.0	4.1	6.2

Weighted-average grant date fair value of options and share units granted	$4.68	$11.03	$13.06

(i)                                     During the first quarter of 2015, we granted 2.1 million (first quarter of 2014 — 2.6 million) performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2014 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model. The grant date fair value of the non-TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We expect to settle these awards with subordinate voting shares purchased in the open market by a trustee or issued from treasury. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at September 30, 2015 (representing the maximum potential payout) depending on the level of achievement of the relevant performance conditions. We did not grant any PSUs during the second or third quarters of 2015.

(ii)                                  During the third quarter and first nine months of 2015, we received cash proceeds of $0.5 and $3.1, respectively (third quarter and first nine months of 2014 — $1.1 and $7.4, respectively) relating to the exercise of vested employee stock options.

At September 30, 2015, 1.2 million (December 31, 2014 — 1.1 million) DSUs were outstanding.

For the third quarter and first nine months of 2015, we recorded employee stock-based compensation expense (excluding DSU expense) of $8.2 and $26.8, respectively (third quarter and first nine months of 2014 — $5.2 and $22.5, respectively), and DSU expense (recorded through SG&A) of $0.5 and $1.5, respectively (third quarter and first nine months of 2014 — $0.4 and $1.4, respectively). Employee stock-based compensation expense varies from period-to-period. The portion of such expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

10.             OTHER CHARGES (RECOVERIES)

	Three months ended September 30		Nine months ended September 30
	2014	2015	2014	2015
Restructuring (a)	$(0.3)	$12.0	$—	$21.8
Pension obligation settlement loss (gain) (b)	6.4	(0.1)	6.4	(0.3)
Other (c)	—	—	(6.7)	—
	$6.1	$11.9	$(0.3)	$21.5

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(a)           Restructuring:

During the third quarter and first nine months of 2015, we recorded restructuring charges of $12.0 and $21.8, respectively (third quarter and first nine months of 2014 — recoveries of $0.3 and nil, respectively) to consolidate certain of our sites and reduce our workforce. During the third quarter of 2015, we recorded restructuring charges of $12.0, primarily employee termination costs in certain under-utilized manufacturing sites in higher cost locations. For the first nine months of 2015, we recorded cash charges of $17.8, primarily employee termination costs and non-cash charges of $4.0, primarily to write down certain equipment to recoverable amounts. The year-to-date charges include costs associated with the consolidation of two of our semiconductor sites into a single location during the second quarter of 2015. In an effort to reduce the cost structure and improve the margin performance of that business, our actions resulted in a reduction in the related workforce and a write down of certain equipment. The remainder of the restructuring actions for the nine months ended September 30, 2015 consisted primarily of employee headcount reductions we implemented in various geographies. Our restructuring provision at September 30, 2015 was $13.5 (December 31, 2014 — $1.9) comprised primarily of employee termination costs.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the timing and number of employees to be terminated, the measurement of termination costs, the timing and amount of lease obligations, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. We engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair value less costs to sell as determined by the third-party brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

(b)           Pension obligation settlement loss:

In August 2014, we liquidated the asset portfolio for the defined benefit component of a pension plan for certain Canadian employees, following which substantially all of the proceeds were used to purchase annuities from insurance companies for plan participants. The purchase of the annuities resulted in the insurance companies assuming responsibility for payment of the defined benefit pension benefits under the plan, and the employer substantially eliminating financial risk in respect of these obligations. We re-measured the pension assets and liabilities immediately before the purchase of the annuities, and in the third quarter of 2014 recorded a net re-measurement actuarial gain of $2.3 in other comprehensive income that was subsequently reclassified to deficit. The purchase of the annuities also resulted in a non-cash settlement loss of $6.4 which we recorded in other charges during the third quarter of 2014 in our consolidated statement of operations. For accounting purposes, on a gross-basis, we reduced the value of our pension assets by $149.8, and the value of our pension liabilities by $143.4 as of the date of the annuity purchase.

(c)           Other:

In the first nine months of 2014, other was comprised primarily of recoveries of damages we received in connection with the settlement of class action lawsuits in which we were a plaintiff, relating to certain purchases we had made in prior periods.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

11.         INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

Our income tax expense of $18.4 for the third quarter of 2015 and $30.5 for the first nine months of 2015 was negatively impacted by taxable foreign exchange impacts arising from the weakening of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar (our functional currency), which resulted in an income tax expense of $12.3 and $13.6 for the third quarter and first nine months of 2015, respectively. Of the $12.3 income tax expense attributable to taxable foreign exchange impacts in the third quarter of 2015, $6.5 were deferred tax costs related to the revaluation of non-monetary balances (primarily capital assets and inventory on-hand) from historical average exchange rates to the current period-end exchange rates, while the remaining $5.8 were primarily cash costs resulting from increased local currency taxable profits that arose as a result of translating our U.S. dollar functional currency results to local currency for Chinese and Malaysian tax reporting purposes.

During the first quarter of 2014, Malaysian investment authorities approved our request to revise certain required conditions related to income tax incentives for one of our Malaysian subsidiaries. The benefits of these tax incentives were not previously recognized, as prior to this revision we had not anticipated meeting the required conditions. As a result of this approval, we recognized an income tax benefit of $14.1 in the first quarter of 2014 relating to years 2010 through 2013.

See note 13 regarding income tax contingencies.

12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized in our consolidated statement of operations. The carrying value of the Term Loan approximates its fair value.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2014 annual audited consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2014. There have been no significant changes to the source of our inputs since December 31, 2014.

Cash and cash equivalents are comprised of the following:

	December 31 2014	September 30 2015
Cash	$397.2	$430.1
Cash equivalents	167.8	65.6
	$565.0	$495.7

Our current portfolio consists of bank deposits and certain money market funds that primarily hold U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2015 a Standard and Poor’s short-term rating of A-1 or above.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Interest rate risk:

Borrowings under our credit facility bear interest at specified rates plus a margin. See note 8. Our borrowings under this facility, which at September 30, 2015 totalled $268.8, expose us to interest rate risk due to potential increases to the specified rates and margins.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs, including income tax expense, incurred in local currencies by our subsidiaries. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. We attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes.

Our major currency exposures at September 30, 2015 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the IFRS financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes from the table below. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at September 30, 2015.

	Canadian dollar	Euro	Thai baht
Cash and cash equivalents	$7.8	$8.2	$0.6
Account receivable and other financial assets	8.7	23.0	0.2
Accounts payable and certain accrued and other liabilities and provisions	(42.0)	(12.2)	(14.9)
Net financial assets (liabilities)	$(25.5)	$19.0	$(14.1)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at September 30, 2015. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Euro	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$1.1	$(0.2)	$—
Other comprehensive income	1.3	0.1	0.8
1% Weakening
Net earnings	(1.1)	0.2	—
Other comprehensive income	(1.3)	(0.1)	(0.8)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

At September 30, 2015, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$284.6	$0.79	15	$(16.0)
Thai baht	109.7	0.03	12	(9.2)
Malaysian ringgit	58.9	0.27	12	(10.6)
Mexican peso	24.2	0.06	15	(2.1)
British pound	127.8	1.54	4	2.2
Chinese renminbi	76.3	0.16	12	(0.6)
Euro	49.2	1.12	12	(0.1)
Romanian leu	14.8	0.26	12	(0.1)
Singapore dollar	21.5	0.74	12	(1.1)
Other	4.8		4	(0.2)
Total	$771.8			$(37.8)

At September 30, 2015, the fair value of the outstanding contracts was a net unrealized loss of $37.8 (December 31, 2014 — net unrealized loss of $15.0). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at September 30, 2015 was not significant, is recognized immediately in our consolidated statement of operations. At September 30, 2015, we recorded $2.8 of derivative assets in other current assets, and $40.6 of derivative liabilities in accrued and other current and non-current liabilities (December 31, 2014 — $3.6 of derivative assets in other current assets and $18.6 of derivative liabilities in accrued and other current and non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

13.          CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexico operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of their claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The discovery phase of the case has been completed. Defendants moved for summary judgment dismissing the case in its entirety, and plaintiffs moved for class certification and for partial summary judgment on certain elements of their claims. In an order dated February 21, 2014, the District Court denied plaintiffs’ motion for class certification because they sought to include in their proposed class persons who purchased Celestica

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

stock in Canada. Plaintiffs renewed their motion for class certification on April 23, 2014, removing Canadian stock purchasers from their proposed class in accordance with the District Court’s February 21 order. Defendants opposed plaintiffs’ renewed motion on May 5, 2014 on the grounds that the plaintiffs are not adequate class representatives. On August 20, 2014, the District Court denied our motion for summary judgment. The District Court also denied the majority of plaintiffs’ motion for partial summary judgment, but granted plaintiffs’ motion on market efficiency.  The District Court also granted plaintiffs’ renewed class certification motion and certified plaintiffs’ revised class. On February 24, 2015, the parties reached an agreement in principle to settle the U.S. case, which was subsequently formalized in a Stipulation and Agreement of Settlement dated April 17, 2015. On April 17, 2015, the plaintiffs submitted the settlement to the District Court seeking preliminary approval of the settlement and of the form of notice to be issued to class members. On May 6, 2015, the District Court preliminarily approved the settlement as fair, reasonable and adequate, and directed the issuance of notice to class members. On July 28, 2015, the District Court held a settlement approval hearing at which it granted final approval to the settlement. The time for any person to appeal from the District Court’s order approving the settlement has expired without any such appeal having been filed. The settlement payment to the plaintiffs was paid by our liability insurance carriers.

Parallel class proceedings remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. These proceedings are not affected by the settlement discussed above. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants’ appeal of the limitation period issue was dismissed on February 3, 2014 when the Court of Appeal for Ontario overturned its own prior decision on the limitation period issue. On August 7, 2014, the defendants were granted leave to appeal the decision to the Supreme Court of Canada, together with two other cases that deal with the limitation period issue. The Supreme Court of Canada heard the appeal on February 9, 2015, and the decision is under reserve. A possible outcome of the Supreme Court appeal would be that the Canadian case is dismissed in its entirety. In a decision dated February 19, 2014, the Ontario Superior Court of Justice granted the plaintiffs leave to proceed with a statutory claim under the Ontario Securities Act and certified the action as a class proceeding on the claim that the defendants made misrepresentations regarding the 2005 restructuring. The court denied the plaintiffs leave and certification on the claims that the defendants did not properly report Celestica’s inventory and revenue and that Celestica’s financial statements did not comply with Canadian GAAP. The court also denied certification of the plaintiffs’ common law claims. The action is at the discovery stage and, depending on the outcome of the Supreme Court appeal, the discoveries may resume. There have been some settlement discussions among the parties to the Canadian proceedings. However, there can be no assurance that such discussions will lead to a settlement, or that any settlements or other dispositions of the Canadian lawsuit will not be in excess of amounts covered by our liability insurance policies. If the Supreme Court appeal does not result in a dismissal of the Canadian action and/or settlement on terms acceptable to us is not reached, we intend to continue to vigorously defend the lawsuit. We believe the allegations in the claim are without merit. However, there can be no assurance that the outcome of the lawsuit will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claim. As the matter is ongoing, we cannot predict its duration or the resources required.

Income taxes

We are subject to tax audits globally by various tax authorities of historical information, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

Tax authorities in Canada have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have imposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. We have appealed this decision with the Canadian tax authorities and have sought assistance from the relevant Competent Authorities in resolving the transfer pricing matter under relevant treaty principles. We could be required to provide security up to an estimated maximum range of $20 million to $25 million Canadian dollars (approximately $15 to $19 at period-end exchange rates) in the form of letters of credit to the tax authorities in connection with the transfer pricing appeal, however, we do not believe that such security will be required. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $31 at period-end exchange rates).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If the tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $33 million Canadian dollars (approximately $25 at period-end exchange rates). We have appealed this decision with the Canadian tax authorities and have provided the requisite security to the tax authorities, including a letter of credit in January 2014 of $5 million Canadian dollars (approximately $4 at period-end exchange rates), in addition to amounts previously on account, in order to proceed with the appeal. We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

In the first quarter of 2015, we de-recognized the future benefit of certain Brazilian tax losses, which were previously recognized on the basis that these tax losses could be fully utilized to offset unrealized foreign exchange gains on inter-company debts that would become realized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. Due to the weakening of the Brazilian real against the U.S. dollar, the unrealized foreign exchange gains had diminished to the point where the tax cost to settle such inter-company debt was significantly reduced. Accordingly, our Brazilian inter-company debts were settled on April 7, 2015 triggering a tax liability of $1 and the relevant tax costs related to the foreign exchange gains have been accrued as at September 30, 2015.

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts currently accrued.